[redacted]

08029999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2008
Washington, DC
110

SEC FILE NUMBER
8-41562

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HSBC Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Avenue
(No. and Street)

New York	New York	10018-2786
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tiberio Massaro 212-525-3400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tiberio Massaro, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of HSBC Securities (USA) Inc., as of December 31, 2007 are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

VINCENT J. TOIA
Notary Public, State of New York
No 01-4989328
Qualified in Suffolk County
Cert. Filed in New York County
Commission Expires Dec. 02, 2009

Vincent J. Toia
Notary Public

Tiberio Massaro
Chief Financial Officer

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Shareholder
HSBC Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of HSBC Securities (USA) Inc. (the Company), an indirect wholly owned subsidiary of HSBC Holdings plc, as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HSBC Securities (USA), Inc. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through VII is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

KPMG LLP

February 27, 2008

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Statement of Financial Condition

December 31, 2007

(Dollars in thousands)

Assets

Assets:		
Cash	$	60,872
Cash and securities segregated pursuant to federal and other regulations		285,623
Trading inventory, at market value		3,064,528
Trading inventory, at market value, pledged		16,751,521
Securities received as collateral		79,763
Securities purchased under agreements to resell		11,820,386
Receivable under securities borrowing arrangements		33,093,883
Receivable from brokers, dealers, clearing organizations and customers		3,349,282
Goodwill		14,419
Other assets		315,330
Total assets	$	68,835,607

Liabilities and Stockholder's Equity

Liabilities:		
Short term borrowings	$	1,018,999
Securities sold under agreements to repurchase		46,320,351
Securities sold, not yet purchased, at market value		920,727
Securities sold, not yet purchased, at market value, obligation to return collateral		13,970,413
Obligation to return securities received as collateral		79,763
Payable under securities lending agreements		124,617
Payable to brokers, dealers, clearing organizations and customers		4,025,430
Accounts payable and accrued liabilities		417,060
Total liabilities		66,877,360
Commitments and contingent liabilities:		
Liabilities subordinated to claims of general creditors		775,000
Stockholder's equity		1,183,247
Total liabilities and stockholder's equity	$	68,835,607

See accompanying notes to the statement of financial condition.

(Dollars in thousands)

(1) Organization

HSBC Securities (USA) Inc. (the Company or HCSU) is a wholly owned subsidiary of HSBC Markets (USA) Inc. (the Parent) whose ultimate parent is HSBC Holdings plc (HSBC). The Company is an indirect wholly owned subsidiary of HSBC North America Holdings Inc. (HNAH), which is a wholly owned subsidiary of HSBC.

The Company is a registered broker dealer of securities under the Securities Exchange Act of 1934 and a registered futures commission merchant with the Commodities Futures Trading Commission (CFTC). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through the Company, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. The Company is engaged in underwriting, dealing and brokering a full range of debt and equity securities and futures contracts. The Company is also a primary dealer in U.S. Government and federal agency securities.

The Company is a member of the National Association of Securities Dealers, Inc. (NASD), New York Stock Exchange (NYSE), Chicago Mercantile Exchange (CME), Chicago Board of Trade (CBOT), New York Mercantile Exchange (NYMEX), and The Option Clearing Corporation (OCC).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practice, both of which require the use of management's best judgment of estimates. Estimates, including the fair value of instruments, by their nature, are based on judgment and available information and, therefore, may vary from actual results. However, management does not believe that actual results will differ materially from these estimates.

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

(b) New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 establishes threshold and measurement attributes for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 on January 1, 2007 did not have a material impact on the Company's financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands the disclosure requirements for fair value measurements. In addition, SFAS 157 partially nullifies EITF Issue No. 02-3, *Issues Involved in Accounting for*

(Dollars in thousands)

Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities, which prohibited the recognition of gains or losses at the inception of a derivative contract unless the fair value of the derivative contract is determined based on observable market price or other valuation technique that incorporate observable market data. SFAS 157 also requires the Company to consider its own credit risk when measuring the fair value of liabilities including but not limited to debt issuances and derivative contracts. The Company adopted SFAS 157 on January 1, 2008. The adoption of SFAS 157 does not have a material impact on the Company's statement of financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159), which permits reporting entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities on an instrument-by-instrument basis with changes in fair value recorded in earnings. SFAS 159 requires additional disclosures to compensate for the lack of comparability that will arise from the use of the fair value option. The Company adopted SFAS 159 on January 1, 2008 and elected the fair value option for certain repurchase and resale agreements. The adoption of SFAS 159 does not have a material impact on the Company's statement of financial position.

In April 2007, the FASB issued FASB Staff Position No. FIN 39-1, *Amendment of FASB Interpretation No. 39* (FSP FIN 39-1). FSP FIN 39-1 allows entities that are party to a master netting arrangement to offset the receivable or payable recognized upon payment or receipt of cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FASB Interpretation No. 39. The guidance in FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. Entities are required to recognize the effects of applying FSP FIN 39-1 as a change in accounting principle through retrospective application for all financial statements presented unless it is impracticable to do so. The Company has elected to offset the receivable or payable against the fair value amounts. The adoption of FIN 39-1 did not have a material impact on the Company's statement of financial position.

(c) Trading Inventory, Securities Sold but Not Yet Purchased

Trading inventory, including proprietary securities, options, futures and other derivative transactions, are reflected in the statement of financial condition on a trade date basis and are carried at fair value. Fair value is based generally on current market quotations, where available. If quoted market prices are not available, fair value is estimated based on the quoted price of similar instruments or internal valuation models.

Securities, options and futures transactions executed by the Company as agent for customers are reflected in the statement of financial condition on a settlement date basis. Receivables and payables relating to transactions that have not reached their contractual settlement date are reflected net on the statement of financial condition.

(d) *Collateralized Financing Transactions*

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at the amounts at which they will be subsequently resold or reacquired, as specified in the respective agreements, plus accrued interest to date. Repurchase and resale agreements with the same counterparty, same maturity, and which are subject to master netting arrangements are presented net in the statement of financial condition in accordance with FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. In connection with securities purchased under agreements to resell, it is the policy of the Company to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when appropriate.

Securities borrowing and securities lending arrangements are financing agreements which are recorded at the amount of cash or other collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

During the normal course of business, the Company pledges its own assets as collateral pursuant to resale agreements and securities borrowing transactions. Trading inventory pledged as collateral, which can be sold or repledged by the creditor is classified as an asset encumbered. To the extent the Company sells collateral pledged to it, principally to settle short sale transactions, the obligation to return the collateral is recorded.

(e) *Income Taxes*

The Company accounts for income taxes utilizing the asset and liability method. In accordance with tax-sharing agreements, HNAH and the Parent, respectively, allocate to the Company its proportionate share of the federal and state and local tax liabilities and benefits on a separate company basis.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating loss and tax credit carryforwards. A valuation allowance is established if, based on all available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Foreign taxes paid are applied as credits to reduce federal income taxes payable.

(f) *Goodwill*

Goodwill is the excess of purchase price over the fair value of net identifiable assets acquired. Goodwill is not amortized, but is reviewed for impairment, at the minimum, annually or whenever

(Continued)

(Dollars in thousands)

events or circumstances give rise to losses that would make it more likely than not that a reduction of fair value of the reporting unit below its carrying amount have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. For the year ended December 31, 2007, there were no impairment charges as a result of these tests.

(g) Principles of Consolidation

In accordance with FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities an Interpretation of ARB No. 51* (FIN 46R), the Company consolidates any variable interest entities (VIEs) in which the Company holds a variable interest and absorbs the majority of the variability of the expected losses and/or receives the majority of the expected residual returns of the VIE. The Company relies on both the quantitative and qualitative analysis, including an analysis of the design and purpose of the entity, to determine whether it is the primary beneficiary of the VIE and therefore must consolidate the VIE. The Company reassesses the VIE status and/or the primary beneficiary status when a reconsideration event occurs. When the entity under consolidation consideration is not a variable interest entity, the Company will generally consolidate the entity where it holds a controlling financial interest in accordance with SFAS 94, *Consolidation of All Majority-Owned Subsidiaries*.

When the Company does not have a controlling interest in a corporation, but exerts a significant influence over the investee corporation, the Company applies the equity method of accounting in accordance with APB 18, *The Equity Method of Accounting for Investments in Common Stock*. Significant influence can be evidenced by a significant ownership interest (i.e., voting interest of 20% to 50%), significant representation on the board of directors or through other contracts or arrangements. For investments in limited partnerships and certain limited liability corporations that the Company does not have control, the Company will apply EITF D-46, *Accounting for Limited Partnership Investments,* which requires the investor to use the equity method of accounting if it has more than a minor influence, which is defined as an investment of greater that 3% ownership interest in the entity.

All significant intercompany balances and transactions have been eliminated in consolidation.

(3) Cash and Securities Segregated Pursuant to Federal and Other Regulations

As of December 31, 2007, cash of $285,623 has been segregated in special reserve bank accounts for the exclusive benefit of customers in accordance with Regulations 1.32 and 30.7 of the Commodity Exchange Act and Rule 15c3-3 of the Securities Exchange Act.

In the normal course of business, the Company has deposited U.S. Government securities, with a market value of $179,957 as of December 31, 2007, as collateral at various clearing organizations. These securities are included in trading inventory pledged on the statement of financial condition.

(Dollars in thousands)

(4) Trading Inventory, at Market Value and Securities Sold, Not Yet Purchased, at Market Value

Trading inventory, at market value and securities sold, not yet purchased, at market value at December 31, 2007, consisted of the following:

	Trading inventory	Securities sold, not yet purchased
U.S. Treasury bills	$ 196,873	$ 2,545,237
U.S. Treasury notes, bonds, strips and agencies	12,533,374	10,787,584
Total U.S. Government and agency securities	12,730,247	13,332,821
Options – listed	117	47
Mortgage-backed securities	74,614	773
Municipal securities	2,480	—
Asset-backed securities	1,834,357	—
Corporate obligations	4,598,674	1,557,210
Equities	558,965	—
Other securities	16,595	289
Total	19,816,049	14,891,140
Less:		
Trading inventory pledged	(16,751,521)	—
Obligation to return collateral	—	(13,970,413)
	$ 3,064,528	$ 920,727

As part of its financing activities, the Company has also accepted collateral that it is permitted to sell or repledge, the fair value of which amounted to $90,272,802 as of December 31, 2007. Collateral in the amount of $89,284,850 has been sold or repledged. This is in excess of amounts recorded in the statement of financial condition due to various netting arrangements.

The Company has borrowed collateral and pledged collateral received in the amount of $79,763 as of December 31, 2007. The market value of the collateral borrowed and pledged was $78,177 and $79,793, respectively.

(Dollars in thousands)

(5) Receivable from and Payable to Brokers, Dealers, Clearing Organizations and Customers

The balances shown as receivable from and payable to brokers, dealers, clearing organizations and customers are comprised of the following:

Receivable:		
Fail to deliver	$	1,127,926
Customers		1,345,229
Exchanges and clearing organizations		705,127
Other receivables from brokers and dealers		171,000
	$	3,349,282
Payable:		
Fail to receive	$	872,007
Customers		2,790,915
Exchanges and clearing organizations		115,249
Other payables to brokers and dealers		20,464
Securities transactions not yet settled, net		226,795
	$	4,025,430

The Company considers certain customers to be affiliates. Refer to Note 7 – Related Parties.

(6) Short-term Borrowings

Borrowings include both secured and unsecured bank loans used to finance operations, including the securities settlement process.

The table below shows information for short-term borrowings.

		Amount	Weighted average rate
Term loan with affiliate	$	200,000	6.05%
Term bank loans		800,000	5.26%
Other loans		18,999	Up to 5.20%
	$	1,018,999	

At December 31, 2007, a term loan of $200,000 was outstanding from a committed unsecured line of credit with an affiliate due January 31, 2008, which was renewed and extended until February 29, 2008.

(Continued)

(Dollars in thousands)

At December 31, 2007 the following loans were outstanding with banks:

	Amount Outstanding	Maturity Date	Committed/ Uncommitted	Secured/ Unsecured
$	200,000	January 7, 2008	Committed	Unsecured
	100,000	January 7, 2008	Uncommitted	Unsecured
	300,000	January 7, 2008	Committed	Unsecured
	200,000	January 7, 2008	Committed	Unsecured

At December 31, 2007, $2,775,000 of unsecured bank loans were undrawn.

Interest rates on bank loans approximate market interest rates as of December 31, 2007.

(7) Related Parties

In the normal course of business, the Company's operations may include significant transactions conducted with affiliate entities. Such transactions are governed by contractual agreements between the Company and its affiliates.

Refer to Notes 5, 6, 8, 9, 10, 11 and 12 relating to receivable from and payable to brokers, dealers, clearing organizations and customers, borrowings, income taxes, other assets, financial instruments, commitments and contingent liabilities and employee benefits, respectively, which include other related party activity disclosures.

(Dollars in thousands)

Balances and amounts resulting from transactions with related parties included in the statement of financial condition are presented below:

Assets:		
Cash	$	40,872
Cash and securities segregated pursuant to federal and other regulations		51
Trading inventory, at market value		358,368
Securities purchased under agreements to resell		1,100,402
Receivable from:		
Fail to deliver		33,557
Other receivables from brokers and dealers		110,434
Clearing organizations		9,659
Customers		471,699
Other assets		44,368
Liabilities:		
Short-term borrowings	$	200,000
Securities sold under agreements to repurchase		4,982,644
Securities sold not yet purchased, at market value		136,531
Payable under securities lending agreements		8,289
Payable to:		
Fail to receive		39,597
Other payables to brokers and dealers		4,613
Clearing organizations		9,518
Customers		1,318,612
Securities transactions not yet settled, net		1,060,652
Accounts payable and accrued liabilities		59,673
Liabilities subordinated to the claims of general creditors:		
Floating rate revolving subordinated loan due January 31, 2009, at three month LIBOR plus 125 basis points	$	425,000
Floating rate revolving subordinated loan due August 31, 2012, at three month LIBOR plus 150 basis points	$	350,000

At December 31, 2007, the Company had an undrawn revolving note with an affiliate of $150,000 at three-month LIBOR plus 150 basis points, which matures on August 31, 2012.

The subordinated loans are covered by an agreement approved by the NYSE and are, therefore, available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

At December 31, 2007, the Company has entered into credit default swaps, interest rate swaps, total rate of return swaps and interest rate floors with affiliates for a notional value of $142,150, $1,111,000, $6,000, and $20,000 respectively.

(Dollars in thousands)

(8) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

At December 31, 2007, the Company had total deferred assets (liabilities) consisting of federal and state and local tax assets (liabilities) as follows:

Net operating loss carryforward, federal and state	$	110,761
Accrued interest expense to non-US affiliates		3,934
Accrued expenses, deductible when paid		12,914
Restricted stock awards, deductible when paid		46,684
REMIC income		33,364
Orignal issue discount		18,330
Other net deferred tax assets		6,396
Total net deferred tax asset before valuation allowance		232,383
Less: Valuation allowance		(134,838)
Underwriting fees		(27,114)
Net deferred tax asset	$	70,431

Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109) requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company is indirectly owned by HNAH and since January 1, 2004 has been included in the HNAH consolidated federal income tax return. The Company has established a full valuation allowance for the state and city net deferred tax asset. In addition, the Company has established a full valuation allowance of $35,157 for federal separate return limitation year (SRLY) net operating losses.

The Company is included in the consolidated federal income tax return filed by HNAH. Under the terms of the tax-sharing arrangement, the Company is allocated federal income taxes on a separate return basis. The Company is included in the combined New York State and City tax return filed with the Parent.

(Continued)

(Dollars in thousands)

The Company has federal SRLY net operating loss carryforwards of $100,449 and New York State and City net operating loss carryforwards of $879,111. These carryforwards expire as follows:

	Federal amount	New York amount
Calendar year:		
2012	$ 12,683	$ 12,683
2018	7,569	7,569
2022	76,755	76,755
2023	3,442	3,442
2024	—	98,805
2025	—	144,513
2026	—	21,146
2027	—	514,198
	$ 100,449	$ 879,111

The Company adopted FASB Interpretation No. 48 effective January 1, 2007. The adoption did not have an impact on the financial results. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ 3,041
Additions based on tax positions related to the current year	566
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Balance at December 31, 2007	$ 3,607

The total amount of unrecognized tax benefits at December 31, 2007 that, if recognized, would affect the effective rate is $3,607.

Major taxing jurisdictions for the Company and tax years for each that remain, subject to examination, are as follows:

US Federal:	2004 and later
New York State:	2003 and later
New York City:	2004 and later

The U.S. federal audit of the 2004 and 2005 tax years, as well as certain state audits, have a reasonable possibility of being effectively settled within the next twelve months. An estimate of the potential outcome of these audits is currently unavailable.

(Dollars in thousands)

(9) Other Assets

The components of other assets at December 31, 2007 were as follows:

Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $23,218	$	51
Exchange memberships, at cost (market value $8,898)		2,064
Dividends and accrued interest receivable		130,075
Deferred tax assets, net		70,431
Prepaid expenses		1,976
Employee deferred compensation		21,250
Other		89,483
	$	315,330

Shares of HSBC Holdings plc purchased for future issuance are recorded as other assets (Employee deferred compensation) as of December 31, 2007. The shares purchased are held in custody by a third party.

(10) Financial Instruments

(a) Derivative Financial Instruments

In the normal course of its business, the Company enters into transactions in derivative financial instruments for trading purposes, and as economic hedges to manage its exposure to market and interest rate risks. Such derivative financial instruments, which include futures, options, swaps and mortgage-backed to-be-announced securities (TBAs), are stated at fair value. Fair values of options are recorded in trading inventory or securities sold, not yet purchased, as appropriate. Fair values of swaps and TBAs are recorded in payables to or receivables from customers, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations or customers, as applicable.

Futures

Futures contracts typically are settled in the market prior to delivery by entering offsetting positions, rather than through delivery of the underlying financial instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Options

Options are contracts that allow the holder to purchase or sell financial instruments for cash at a specified price at or within a specific period of time. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates, or the market values of the securities underlying the instruments.

(Dollars in thousands)

Swaps

The Company's swap agreements consist primarily of interest rate and credit default swaps. Swap contracts are over-the-counter (OTC) agreements to exchange future cash flows based upon notional values, which are derived from underlying financial instruments. The Company manages this credit risk by monitoring the creditworthiness of counterparties and by requiring collateral to be pledged and monitoring the adequacy of the collateral. Market risk on swap contracts results from unfavorable movements in the market value or fair value of the underlying financial instruments. The Company manages market risk by setting trading limits.

TBAs

In the normal course of business, the Company enters into various commitments including "when issued" and TBA securities transactions. TBAs are forward contracts that give the purchaser/seller an obligation to obtain/deliver mortgage securities in the future. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

A summary of the Company's derivative financial instruments, executed through regulated exchanges and OTC, at contract or notional amounts, together with their fair values at December 31, 2007, is presented below. Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instruments, they are not indicative of potential loss.

	Contractual/ notional amount	Fair value
Futures contracts:		
Commitments to buy	$ 129,000	$ —
Commitments to sell	4,182,500	—
Listed options:		
Purchased	11,025,000	117
Sold	3,000,000	(47)
OTC derivatives:		
Interest rate swaps	1,111,000	(1,012)
Credit default swaps	142,150	10,240
Interest rate floors	20,000	(53)
Total return swaps	6,000	1,424
TBA mortgage-backed securities:		
Commitments to buy	56,939	44,282
Commitments to sell	2,045,673	(38,540)

(Continued)

(b) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

(c) Concentrations of Market and Credit Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. The Company manages market risk by setting risk limits and by economically hedging its exposure to risk factors.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty.

(11) Commitments and Contingent Liabilities

In the normal course of business, the Company provides guarantees to securities clearing houses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearing houses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such agreements is deemed remote.

At December 31, 2007, the Company was obligated under various lease agreements with an affiliate entity relating to property used for office space and business purposes. These lease agreements expired on December 31, 2007, however, were automatically renewed until December 31, 2008.

(Continued)

(Dollars in thousands)

The Company is also obligated under various lease agreements for several branch offices. These agreements expire at various dates through September 29, 2011. Future minimum rentals under lease agreements for office space with third parties, some of which provide for escalation based on property taxes and other operating costs, are as follows:

Year ending December 31,		
2008	$	1,577
2009		1,402
2010		1,473
2011		1,098
Aggregate minimum lease payments	$	5,550

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition.

(12) Post Retirement Benefits

Employees of the Company are covered under an affiliate's non-contributory defined benefit pension plan and defined contribution pension plan. Both plans are subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended.

(a) Pension Plan

The HSBC – North America (U.S.) Retirement Income Plan (the Plan) is a defined benefit pension plan sponsored by an affiliate. The Plan has both a final average pay formula which uses base pay and years of credited service and a cash balance formula known as RIP 2000. Participants become 100% vested after three years of service.

The final average pay formula covers all employees of the Company hired prior to January 1, 1997 who attained the age of 21 and completed one year of eligibility service, defined generally as a minimum of 1,000 hours in a 12 month period.

Employees hired on or after January 1, 1997 qualify for the RIP 2000 formula, which provides employees who have attained the age of 21 and have completed one year of eligibility service with the Company paid retirement account credits equal to 2% of eligible pay. The definition of eligible pay includes base pay, bonus pay, commissions and overtime.

The strategy has been to maintain Plan assets sufficient to provide not only for benefits based on service to date, but also for those expected to be earned in the future. The costs of the Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Plan's net assets as they relate to the employees of the Company.

(Dollars in thousands)

(b) Tax Reduction Investment Plan (TRIP)

The TRIP is a defined contribution pension plan sponsored by an affiliate. All employees of the Company who have completed 30 days of employment are eligible to participate in the plan. Employees may elect to contribute up to 40% of their salaries, overtime, commissions, and bonuses up to the legal limitations. HSBC matches employee contributions \$3-for-\$1 on the first 1% contribution. In addition, HSBC matches \$1-for-\$1 on the next 2% to 4% of earnings contributed. Participants are 100% vested in the value of their personal contributions, the employer matching contributions and earnings and/or losses on such contributions. Although employees are eligible to contribute to the TRIP with respect to pay periods beginning after 30 days of employment, the employer matching contributions do not begin until pay periods beginning after completion of 12 months of service.

(13) Stock Option Plans and Restricted Share Plan

In 2007, equity incentive awards of HSBC were granted to eligible employees under the restricted share plan.

(a) Group Share Option Plan

Prior to 2007, options were granted to employees of the Company under the HSBC Holdings Group Share Option Plan. Under the plan, options have been awarded to certain employees of the Company to acquire shares of HSBC. The exercise price of each option is equal to the market price of the stock of HSBC on the date of grant. The maximum term of the options is ten years and they are expected to vest at the end of three years based on management's assessment that HSBC will meet certain performance conditions, as defined. Options outstanding at December 31, 2007, were 1,763,275. The weighted average exercise price for options outstanding was \$12.41.

Options exercisable at December 31, 2007, were 1,763,275. The range of exercise prices on options outstanding was between \$10.31 and \$14.73. The outstanding shares are fully vested as of December 31, 2007.

(b) Savings - Related Share Option Plan: Overseas Section

Options have been granted to employees of the Company under the HSBC Holdings Savings-Related Share Option Plan. Under the plan, employees have the option to buy shares in HSBC at a discounted price fixed at the beginning of a one, three or five year contribution period. Employee contributions to the plan cannot exceed the U.S. Dollar equivalent of GBP 250 per month. At the end of the one, three or five year period, employees will have a six month period to exercise their option to buy HSBC shares or receive the cash equivalent of selling all or a portion of the shares back to the Company at the market price at the date of exercise.

During 2007, total options granted were 192,159 and options outstanding at December 31, 2007 were 744,299. The weighted average price outstanding was \$13.24. The weighted average vesting period for options outstanding at December 31, 2007, was 1.63 years.

(Dollars in thousands)

Options exercisable at December 31, 2007, were 167,298. The exercise price on options outstanding was between $8.57 and $13.32.

(c) ***Restricted Share Plan***

The Company provides awards to key employees in the form of restricted shares.

(14) Variable Interest Entities (VIEs)

FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51* (FIN 46R) requires an entity to consolidate a VIE if the company is the primary beneficiary, or has a variable interest that will absorb a majority of the VIE's expected losses, receive a majority of the variability of the VIE's expected residual returns, or both. During the year, the Company sold the variable interest in a VIE which it previously consolidated under FIN 46(R). As a result of the sale, the Company is no longer the consolidating entity of that VIE as of December 31, 2007.

The Company has involvement in certain other VIEs that are unconsolidated because the Company is not considered the primary beneficiary. Information for the unconsolidated VIEs is described as follows:

Commercial Paper Conduits

The Company is the administrator of Bryant Park Funding LLC (Bryant Park), a multi-seller asset-backed commercial paper conduit, established in June 2001 to provide securitization financing solutions for HSBC clients. The Company is also the administrator of Abington Square Funding LLC (Abington), a multi-seller extendible asset-backed commercial paper conduit which was established in October 2006 and commenced operations in April 2007. Abington also provides financing solutions for HSBC clients. The Company, as administrator for Bryant Park and Abington, is responsible for originating and structuring conduit financings for clients and managing the day to day activities of the conduits including funding, transaction monitoring, and operations.

As of December 31, 2007, total assets for Bryant Park and Abington were $5,312,159 and $452,884, respectively. The Company has no exposure to loss from its involvement in Bryant Park and Abington as of December 31, 2007.

(15) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the SEC, Regulation 1.17 of the CFTC, and the capital rules of the NYSE. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that it maintains a minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and under the CFTC regulations, the greater of $500 or 4% of total risk margin in Noncustomer accounts plus 8% of total risk margin in customer accounts, pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2007, the Company's net capital was $1,113,197, which was 42.36% of aggregate debit balances, and $1,046,816 in excess of its required net capital of $66,381.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

(Dollars in thousands)

Net capital:		
Total stockholder's equity	$	1,183,247
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		1,183,247
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		775,000
Other (deductions) or allowable credits		—
Total capital and allowable subordinated liabilities		1,958,247
Deductions and/or charges:		
Total nonallowable assets:		
Receivable from brokers or dealers and clearing organizations		3,150
Receivables from customers		2,804
Receivables from noncustomers		—
Securities owned not readily marketable		122,169
Memberships in exchanges (at cost)		2,064
Investment in and receivables from affiliates, subsidiaries and associated partnerships		43,142
Property, furniture, equipment, leasehold improvements and rights under lease agreements (at cost, net of accumulated depreciation and amortization)		51
Other assets		211,598
Additional charges for customers' and noncustomers' security accounts		3,048
Additional charges for customers' and noncustomers' commodity accounts		378
Aged fail-to-deliver		10,287
Aged short security differences		589
Commodity futures contracts and spot commodities – proprietary capital charges		2,913
Other deductions and/or charges		54,052
Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		—
Total deductions and/or charges		(456,245)
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		1,502,002
Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):		
Contractual securities commitments		—
Subordinated securities borrowings		—
Trading and investment securities:		
Bankers' acceptances, certificates of deposit, and commercial paper		—
U.S. and Canadian government obligations		72,553
State and municipal government obligations		1,098
Corporate obligations		210,763
Stocks and warrants		64,655
Options		—
Arbitrage		—
Other securities		36,523
Undue concentration		3,213
Other		—
		(388,805)
Net capital	$	1,113,197

The above computation does not differ materially from that which was filed on January 28, 2008 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

(Continued)

HSBC SECURITIES (USA) INC.

(An indirect wholly owned subsidiary of HSBC Holdings plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

(Dollars in thousands)

Computation of Basic Net Capital Requirement

Minimum net capital required	$	—
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		—
Net capital requirement		—
Excess net capital		—
Excess net capital at 1000%		—

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities from statement of financial condition	$	—
Add:		
Drafts for immediate credit		—
Market value of securities borrowed for which no equivalent value is paid or credited		—
Other unrecorded amounts		—
Deduct adjustment based on deposits in Special Reserve Bank Account		—
Total aggregate indebtedness		—
Percentage of aggregate indebtedness to net capital		—
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals		—

Computation of Alternate Net Capital Requirement

2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	66,381
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		1,000
Net capital requirement		66,381
Excess net capital		1,046,816
Percentage of Net Capital to Aggregate Debits		42.36%
Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits		42.36%
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	981,809

The above computation does not differ materially from that which was filed on January 28, 2008 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

(Continued)

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

(Dollars in thousands)

Other Ratios

Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	39.58%
Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	—

Notes:

A The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1 Minimum dollar net capital requirement, or
  2 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

B Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company and partners' securities which were included in nonallowable assets.

C For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets

The above computation does not differ materially from that which was filed on January 28, 2008 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

Schedule II

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Computation for Determination of Reserve Requirements
for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

(Dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	1,623,303
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		1,392
Customers' securities failed to receive		652,897
Credit balances in firm accounts which are attributable to principal sales to customers		71,149
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		589
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		2,130
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		61
Other		522,550
Total credits	$	2,874,071
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions	$	1,130,169
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		32,309
Failed to deliver of customers' securities not older than 30 calendar days		959,436
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		505,844
Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization		—
Other		—
Aggregate debit items		2,627,758
Less 3% charge		(78,833)
Total 15c3-3 debits	$	2,548,925
Reserve computation:		
Excess of total debits over total credits	$	—
Excess of total credits over total debits		325,146
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		—
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		434,079
Amount of deposit (or withdrawal)		—
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $184,079 value of qualified securities	$	434,079
Date of deposit		01/03/2008

The above computation does not differ materially from that which was filed on January 28, 2008 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

Schedule III

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Computation of CFTC Minimum Net Capital Requirement

December 31, 2007

(Dollars in thousands)

Amount of Customer Risk Maintenance Margin requirement pursuant to the Commodity Exchange Act and regulations	$	608,313		
Amount subject to 8% requirement			$	48,665
Amount of Non-Customer Risk Maintenance Margin requirement pursuant to the Commodity Exchange Act and regulations		439,485		
Amount subject to 4% requirement				17,579
			$	66,244
$500 Requirement			$	500
Minimum CFTC net capital requirement				66,244
CFTC Early Warning Level				72,869

The above computation does not differ materially from that which was filed on January 28, 2008 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

Schedule IV

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Statement of Segregation Requirements and Funds in Segregation for Customers' Trading on U.S. Commodity Exchanges

December 31, 2007

(Dollars in thousands)

Segregation requirements:		
Net ledger balances:		
Cash	$	966,314
Securities (at market)		315,334
Net unrealized profit (loss) in open futures contracts traded on a contract market		(667,750)
Exchange traded options:		
Add – Market value of open options contracts purchased on a contract market		2,421,853
Deduct – Market value of open option contracts sold on a contract number		(2,273,854)
Net equity		761,897
Accounts liquidating to a deficit and accounts with debit balances – gross amount		2,799,240
Deduct – Amount offset against U.S. Treasury obligations owned by customers		(2,799,240)
Total amount required to be segregated		761,897
Funds on deposit in segregation:		
Deposited in segregated funds bank accounts:		
Cash		20,919
Securities representing investments of customers' funds (at market)		—
Securities held for customers in lieu of cash (at market)		176,505
Margins on deposit with clearing organizations of contract markets:		
Cash		302,892
Securities representing investments of customers funds (at market)		—
Securities held for particular customers or option customers in lieu of cash (at market)		138,829
Net settlement from (to) derivatives clearing organizations of contract markets		(2,609)
Exchange traded options:		
Add – Unrealized receivables for options contracts purchased on contract markets		2,421,765
Deduct – Unrealized obligations for option contracts sold on contract market		(2,273,854)
Net liquidating equities with other FCMs:		
Net liquidating equity		7,156
Securities representing investments of customers' funds (at market)		—
Segregated funds on hand		—
Total amount in segregation		791,603
Excess funds in segregation	$	29,706

The above computation does not differ materially from that which was filed on January 28, 2008 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

Schedule V

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts

December 31, 2007

(Dollars in thousands)

Amount required to be segregated in accordance with Regulation 32.6	$	—
Funds in segregated accounts:		
Cash		—
Securities		—
Total		—
Excess funds in segregation	$	—

The above computation does not differ materially from that which was filed on January 28, 2008 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

Schedule VI

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulations 30.7

December 31, 2007

(Dollars in thousands)

Amounts to be set aside in separate section 30.7 accounts	$	48,566
Funds in separate section 30.7 accounts:		
Cash		14,690
Securities		3,090
Amounts held by members of foreign boards of trade		91,545
Amounts with other depositories designated by a foreign board of trade		—
Total funds in separate section 30.7 accounts		109,325
Excess funds in separate section 30.7 accounts	$	60,759

The above computation does not differ materially from that which was filed on January 28, 2008 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Information Relating to Possession or Control Requirements
Under Rule 15C3-3 of The Securities and Exchange Commission

December 31, 2007

(Dollars in thousands)

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession and control had been issued as of the report date but for which the required action was not taken by respondent with the time frames specified under rule 15c3-3):	$	—
A. Number of items		—
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3:	$	—
B. Number of items		—

The above computation does not differ materially from that which was filed on January 28, 2008 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a 5 and CFTC Regulation 1.16

The Board of Directors and Shareholder
HSBC Securities (USA) Inc.:

In planning and performing our audit of the financial statements of HSBC Securities (USA) Inc. (the Company), an indirect wholly owned subsidiary of HSBC Holding plc, as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a 5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a 3(a)(11) and the reserve required by Rule 15c3 3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a 13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3 3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based on such computations;
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates

KPMG

and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a 5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC or both in their regulation of registered broker dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2008

END